(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB For Period Ended March 31, 2005 ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC File Number: 001-14100 CUSIP Number: 45254P102

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Impac Mortgage Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

1401 Dove Street

Address of Principal Executive Office (Street and Number)

Newport Beach, California 92660

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR , or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is completing the following items for the filing of its annual report on Form 10-K/A for the year ended December 31, 2004: (i) audited consolidated financial statements and the audit report of KPMG LLP thereon, (ii) management’s report on internal control over financial reporting, (iii) a statement that the independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting, (iv) the audit report of KPMG LLP relating to management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting, and (v) the consent of KPMG LLP. It is management’s intent to complete and file these documents prior to filing the Form 10-Q and to do so will delay the filing of the Form 10-Q. Once the Form 10-K/A is filed with the above items, the Registrant will file its Quarterly Report for the period ended March 31, 2005. The Registrant will file its Quarterly Report on Form 10-Q as soon as possible; however in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard J. Johnson (Name)	(949) (Area Code)	475-3600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Registrant has not filed the following items with its Annual Report on Form 10-K for the year ended December 31, 2004: (i) audited consolidated financial statements and the audit report of KPMG LLP thereon, (ii) management’s report on internal control over financial reporting, (iii) a statement that the independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting, (iv) the audit report of KPMG LLP relating to management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting, and (v) the consent of KPMG LLP.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Impac Mortgage Holdings, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2005	By:	/s/ Richard J. Johnson
Richard J. Johnson Chief Financial Officer, EVP

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact

constitute Federal Criminal Violations (See 18 U.S.C. 1001).